UNITED STATES
                       SECURITIES AND EXCHANGE
                             COMMISSION
                       Washington, D.C. 20549
                      ------------------------

                             FORM 11-K
                      -----------------------


(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

             For the fiscal year ended December 31, 2010

                                 OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the transition period from ____________ to ________________

                    Commission File Number 33-26115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PATRIOT TRANSPORTATION HOLDING, INC.
                PROFIT SHARING AND DEFERRED EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Patriot Transportation Holding, Inc.
                    501 Riverside Avenue, Suite 500
                      Jacksonville, Florida 32202

----------------------------------------------------------------------




                          TABLE OF CONTENTS
      	                                                  Page(s)


Report of Independent Registered Public Accounting Firm 	   3

Financial Statements

Statements of Net Assets Available for Benefits	              4

Statement of Changes in Net Assets Available for Benefits	   5

Notes to Financial Statements 	                             6-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 14

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Savannah, Georgia
June 28, 2011

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009



 						 2010		  2009
ASSETS
Investments, at fair value                  $  22,213,581   $  21,022,925

Receivables
  Employer                                         11,005          11,336
  Employee                                         25,215          26,260
  Notes receivable from participants            1,229,535       1,170,626
    Total receivables                           1,265,755       1,208,222

    Total assets, at fair value                23,479,336      22,231,147

LIABILITIES
Distributions payable                                   -          90,000

    Total liabilities                                   -          90,000

Net assets available for benefits,
  at fair value                                23,479,336      22,141,147

Adjustment from fair value to contract
  value for fully benefit-responsive
  investment contracts                                  -         (30,729)

Net assets available for benefits           $  23,479,336   $  22,110,418







The accompanying notes are an integral part of these financial statements.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2010



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
  Dividend and interest income                    $     237,766
  Net appreciation in fair value of investments       1,408,653
    Total investment income                           1,646,419

Interest on notes receivable from participants           59,626

Contributions
  Employer                                              613,385
  Employee                                            1,435,162
  Rollovers                                             967,463
    Total contributions                               3,016,010

    Total additions                                   4,722,055

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants                        (3,342,059)
Administrative expenses                                 (11,078)

    Total deductions                                 (3,353,137)

Net increase                                          1,368,918

Net assets available for benefits
  Beginning of year                                  22,110,418
  End of year                                     $  23,479,336



The accompanying notes are an integral part of these financial statements.





1.	Description of the Plan

	The following description of the Patriot Transportation Holding, Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan available to all eligible employees of the Company, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution or other qualified plans. The Company matches 5 0% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2010 or 2009 Plan years.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Retirement Stable Asset Fund.

Vesting
Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.


Matching Contributions

                                                Vested
        Years of Service	              Percentage

        Less than 1                                0%
                1                                 20%
                2                                 40%
                3                                 60%
                4                                 80%
                5                                100%


Profit Sharing Contributions

			                        Vested
        Years of Service                       Percentage

        Less than 2                                0%
                2                                 20%
                3                                 40%
                4                                 60%
                5                                 80%
                6                                100%

Payment of Benefits
On termination of employment, death or disability of a participant, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts
The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $6,304 and $227,026 at December 31, 2010 and 2009, respectively. $227,026 was reallocated to eligible participants in 2010.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance. Loan terms are limited to five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the IRS as a distribution from the Plan. Loans in the amount of $32,825 and $128,741 defaulted and were included in participant distributions for the Plan years ended December 31, 2010 and 2009, respectively.

Reclassification
In accordance with a change in accounting standards the Plan's participant loan balance reported as a Plan investment for the year ended December 31, 2009 has been reclassified as a Plan notes receivable from participants on the Plan's Statements of Net Assets Available for Benefits.

2. 	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
Plan investments are reported at fair value. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares held by the Plan at year-end. The fair value of the underlying assets of the common/collective trust fund is based upon the fair value of the underlying assets of the trust according to the Trustee's valuation. The contract value of participation units owned in the common/ collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Loans to participants are recorded at the unpaid balance of the individual loans as of year-end, which approximate fair value.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

In October 2010 the Plan removed the SunTrust Retirement Stable Asset Fund as an investment choice and all assets remaining in the Fund were directed by the participants' elections. The SunTrust Retirement Stable Asset Fund, which was a fixed income category fund, was replaced by the SunTrust Bank FDIC Insured Account. Participants had the option to move such assets to any investment of their choice or to take no action, in which case the investment was moved to the SunTrust Bank FDIC Insured Account.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivables from participants as of December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-6, Fair Value Measurements and Disclosures, which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements related to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-6 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the remaining requirements of ASU No. 2010-6 is not expected to have a significant impact on the financial statements.

3. 	Investments

Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:
                                                    2010         2009

  Federated Prime Obligations Fund SS            5,289,287            *
  Ridgeworth Select Large Cap Grth Stock         2,184,028    1,475,987
  Suntrust Bank FDIC Insured Account             1,997,908            *
  Vanguard 500 Index Signal                      1,780,095    1,589,017
  Federated Mid Cap Index IS                     1,321,674            *
  T. Rowe Price Retirement 2030 Fund - R         1,266,332            *
  Ridgeworth Prime Quality Money Market Fund  $          * $  6,788,847
  SunTrust Retirement Stable Asset Fund                  *    1,468,262**
  Patriot Transportation Common Stock            1,214,110            *

  *Investment did not represent 5% or more of Plan's net assets at the respective year end.

  **SunTrust Stable Asset Fund is shown at fair value. The contract value was $1,437,533 at December 31, 2009.

During 2010 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

  Common stock                                    $   (69,281)
  Mutual funds                                      1,450,265
  Common/collective trust                              27,669
  Net appreciation in fair value of investments   $ 1,408,653

4. Investment Contracts

The SunTrust Stable Value Fund (the Fund), which was part of the Plan investments until October 2010, invested in a variety of fixed income securities such as common collective trusts, short-term securities and bonds. The Fund is considered a traditional Guaranteed Investment Contract (GIC), as the participants held interests in shares of the fund and not in the underlying assets. The Fund enters into wrapper contracts with financial institutions or insurance companies, which enabled the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time.

The Fund earns interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.

The crediting yield for this account for the period of investment during the year ended December 31, 2010 was 2.83% and the average yield for this account for the period of investment during the year ended December 31, 2010 was 1.66%.

In certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events may include termination of the Plan or a material adverse change to the provisions of the Plan. Based upon experience to date, the Company does not believe the events described above are probable of occurring.

5.  Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).
The three levels of the fair value hierarchy are described below:

  Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

  Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and December 31, 2009.

                   Investment assets at Fair Value as of December 31, 2010
                             Level 1      Level 2   Level 3   Total Assets
International stock     $    678,489            -         -   $    678,489
Domestic stock             8,845,779            -         -      8,845,779
Bond funds                   958,890            -         -        958,890
Blended funds              2,915,956            -         -      2,915,956
Interest bearing cash      1,997,908            -         -      1,997,908
Money market               5,289,287            -         -      5,289,287
Common stock               1,527,272            -         -      1,527,272
Total assets            $ 22,213,581  $         -  $      -   $ 22,213,581


                   Investment assets at Fair Value as of December 31, 2009
                             Level 1      Level 2   Level 3   Total Assets
International stock     $    635,754  $         -  $      -   $    635,754
Domestic stock             7,261,344            -         -      7,261,344
Bond funds                   874,761            -         -        874,761
Blended funds              2,527,647            -         -      2,527,647
Money market               6,788,847            -         -      6,788,847
Common stock               1,466,310            -         -      1,466,310
Collective
 investment trusts                 -    1,468,262         -      1,468,262
Total assets            $ 19,554,663   $1,468,262  $      -   $ 21,022,925


6.   Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income. Additionally, the plan holds an investment in the common stock of the Company.

7. 	Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

8.	Income Tax Status

The prototype Plan, adopted by the Company, obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the prototype Plan, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain financial instruments potentially subject the Plan to concentrations of credit risk. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

10.	Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

11.	Administrative Error

The Employer previously identified an administrative error related to the Plan that constituted an operational failure as defined in the Employee Plans Compliance Resolutions Systems (EPCRS). Certain participants who terminated services and took distribution from the Plan received incorrect employer matching contributions because the vesting of such contributions was calculated incorrectly. The errors were noted to have occurred in the 2009 Plan year. Operational failure corrections of $101,084 were completed in the 2010 Plan year in accordance with the EPCRS.

12.	Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500, as of December 31, 2009 is as follows:


                                                         December 31, 2009
Net assets available for benefits
  per the financial statements                              $   22,110,418
Distributions payable                                               90,000
Net assets available for benefits per the Form 5500         $   22,200,418

The reconciliation of distributions to participants per the financial statements to the Form 5500 as of December 31, 2010 and December 31, 2009, is as follows:

				    December 31, 2010   December 31, 2009
Distributions to participants
 per the financial statements           $   3,342,059       $   5,407,781
Deemed distributions to participants           90,000             (90,000)
Benefit payments to participants
 per the Form 5500                      $   3,432,059       $   5,317,781



Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
December 31, 2010
Plan Number 001, EIN 59-2924957

                                         Description of investment
                                         including maturity date,
                                         rate of interest,
Identity of issue borrower               collateral, par or            Current
or similar party                         maturity date       Cost **     value
 Federated Prime Obligations Fund SS      Money Market             $ 5,289,287
*Vulcan Materials Co Common Stock         Common Stock	               313,162
*Patriot Transportation Common Stock      Common Stock	             1,214,110
*Ridgeworth Select large Cap Grth Stock    Mutual Fund               2,184,028
Vanguard 500 Index Signal	           Mutual Fund               1,780,095
*Ridgeworth Moderate Allocation Strat I    Mutual Fund                 790,223
T. Rowe Price Retirement 2010 Fund - R     Mutual Fund                 556,653
T. Rowe Price New Horizon                  Mutual Fund                 610,359
T. Rowe Price Retirement 2020 Fund - R     Mutual Fund                 559,937
T. Rowe Price US Treasury Intermediate     Mutual Fund                 295,898
T. Rowe Price Retirement 2030 Fund - R     Mutual Fund               1,266,332
T. Rowe Price Retirement 2040 Fund - R     Mutual Fund               1,011,739
T. Rowe Price Equity Income Fund A         Mutual Fund                 703,019
Federated Capital Appreciation Fund - A    Mutual Fund                 579,208
American Century Inflat-Adj Bond Adv       Mutual Fund                 154,853
*Ridgeworth Investment Grade Bond I        Mutual Fund                 508,139
Federated Mid Cap Index IS                 Mutual Fund               1,321,674
Perkins Small CapValues - S                Mutual Fund                 228,298
Invesco International Growth Fund          Mutual Fund                 480,622
Janus Forty Class S                        Mutual Fund                 170,170
MFS International Value R3                 Mutual Fund                 197,867
*Suntrust Bank FDIC Insured Account   Interest bearing
                                                  cash               1,997,908
                                                                    22,213,581

*Participant Loans                 Loans with interest
                                    ranging from 4.25%
                                              to 9.25%               1,229,535

                                                                  $ 23,443,116

* Party-in-interest as defined by ERISA

** Cost not required for participant-directed investments





SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                          PATRIOT TRANSPORTATION HOLDING, INC.,
                                          PROFIT SHARING AND DEFERRED
                                          EARNINGS PLAN
                                     By:  /s/ John D. Milton, Jr.
                                          Vice President, Chief Financial
                                          Officer and Treasurer of Patriot
                                          Transportation Holding, Inc.
                                             (Principal Financial Officer)


EXHIBIT INDEX

Exhibit No.

23.1		Consent of Independent Registered Public Accounting Firm dated
June 28, 2011.